Filed by Oncothyreon Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 333-145995

This 425 relates to a press release issued by Biomira Inc. on November 1, 2007, announcing that it will hold a special meeting of shareholders and that its amended registration statement was declared effective by the Securities and Exchange Commission.

BIOMIRA INC. ANNOUNCES DATE FOR SPECIAL MEETING OF SHAREHOLDERS;  ONCOTHYREON INC. REGISTRATION STATEMENT DECLARED EFFECTIVE

EDMONTON, ALBERTA and BELLEVUE, WASHINGTON – November 1, 2007 – Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) (the “Company”) today announced that it will hold a special meeting of shareholders at 9:00 a.m. Mountain Time on December 4, 2007, at the Delta Edmonton South Hotel & Conference Centre, 4404 Gateway Blvd., Edmonton. The meeting will consider a special resolution to approve a plan of arrangement under which Biomira will migrate to the United States by creating a holding corporation, Oncothyreon Inc., which will become the ultimate parent corporation of Biomira and its subsidiaries. Holders of common shares and preference shares as of the close of business on October 24, 2007, are entitled to receive notice of and to vote at the special meeting. A proxy statement/prospectus in connection with the solicitation of proxies for the special meeting is expected to be mailed to shareholders on approximately November 7, 2007. The special meeting is taking place pursuant to an interim order of the Alberta Court of Queen’s Bench dated October 29, 2007.

Oncothyreon Inc. filed an amended registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on October 29, 2007, which was declared effective by the SEC on October 31, 2007. Upon the completion of the proposed plan of arrangement, holders of common shares of Biomira Inc. will receive one-sixth of a share of common stock of Oncothyreon Inc. in exchange for each common share of Biomira Inc., which will have the effect of a 6 for 1 reverse stock split of Biomira Inc. common shares. If the shareholders approve the plan of arrangement and the Alberta Court of Queen’s Bench issues a final order approving the plan of arrangement, Biomira currently estimates that the transactions contemplated by the plan of arrangement should be completed on or about December 10, 2007. Oncothyreon intends to trade on the Nasdaq National Market under the symbol “ONTY” and on the Toronto Stock Exchange under the symbol “ONY”.

“We are pleased that the court and regulatory authorities have moved expeditiously, allowing us to hold the special meeting of shareholders in early December,” said Dr. Robert L. Kirkman, President and Chief Executive Officer of Biomira. “We are confident that the steps contemplated in this plan of arrangement are the right strategic move to increase long-term shareholder value. We are looking forward to realizing the value and opportunities created by the exciting and diverse pipeline of clinical products in oncology we have in development.”

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer. Biomira’s goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Forward Looking Statements

In order to provide Biomira’s investors with an understanding of its current intentions and future prospects, this release contains statements that are forward looking, including statements relating to the proposed reincorporation of Biomira from Canada to the United States, the timing and benefits thereof and future clinical development plans. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on its management’s experience and assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties, including risks and uncertainties related to the proposed reincorporation transaction, Biomira’s business, the regulatory approval process and the general economic environment. Many of these risks and uncertainties are beyond Biomira’s control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements. Risks, uncertainties, and assumptions include those predicting the completion and benefits of the proposed arrangement and reincorporation; future clinical development plans; and the other risks and uncertainties described in the reports and other documents, including the registration statement on Form S-4, filed by either Biomira Inc. or Oncothyreon Inc. with the SEC and/or Canadian regulatory authorities.

Although Biomira believes that any forward-looking statements contained herein are reasonable, it can give no assurance that its expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of the risks and uncertainties associated with Biomira and Oncothyreon, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in the amended registration statement on Form S-4 filed by Oncothyreon Inc. with the SEC and on SEDAR.

Additional Information About the Arrangement/Reincorporation and Where to Find It

On October 29, 2007, Oncothyreon Inc., a Delaware corporation that will, if the arrangement is approved, become the parent corporation of a successor to Biomira Inc., a Canadian corporation, filed an amended registration statement on Form S-4 with the Securities and Exchange Commission containing a preliminary proxy statement/prospectus regarding the proposed plan of arrangement. We have also filed this amended registration statement on SEDAR. Investors and security holders of Biomira Inc. are urged to read the preliminary proxy statement/prospectus, and when it is available, the definitive proxy statement/prospectus filed with the SEC and on SEDAR. These documents as well as Biomira Inc.’s other filings with the SEC and Canadian regulatory authorities contain, or will contain, important information about Biomira Inc., Oncothyreon Inc., and the proposed plan of arrangement. The amended preliminary proxy statement/prospectus filed with the SEC by Oncothyreon Inc. on October 29, 2007 and any other filings by Biomira Inc. or Oncothyreon Inc. with the SEC may be obtained free of charge at the SEC’s website, www.sec.gov. Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com. In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Oncothyreon Inc. have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira, Inc., 2011 - 94 St. Edmonton, AB, Canada T6N 1H1. Attn: Investor Relations, telephone: (780) 450-3761, ext. 818.

Biomira Inc., Oncothyreon Inc., Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Oncothyreon Inc., Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Oncothyreon Inc., and certain of Biomira Inc. and Oncothyreon Inc.’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement. The other executive officers and directors of Biomira Inc. or Oncothyreon Inc. who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date. A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Oncothyreon Inc. is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 described above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the amended preliminary proxy statement/prospectus filed with the SEC on October 29, 2007 as part of the registration statement on Form S-4 and, when it becomes available, the definitive proxy statement/prospectus.

Investor and Media Relations Contact:

Julie Rathbun

Rathbun Communications

206-769-9219

ir@biomira.com

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada  T6N 1H1

Tel:  (780) 450-3761  Fax:  (780) 463-0871

ONCOTHYREON INC., 110 – 110th Avenue NE, Bellevue, WA 98004

Tel: (425) 450-0370  Fax:  (425) 450-0371

http://www.biomira.com